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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

SEC FILE NUMBER
8- 34790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nweport Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18872 MacArthur Boulevard, Suite 100
(No. and Street)

Irvine, (City) Caliornia, (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen McPherson 949-756-0981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, L.L.C
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City, (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen M. McPherson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Coast Securities, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Coast Securities, Inc.
Table of Contents
December 31, 2010

WEAVER & MARTIN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Newport Coast Securities, Inc. (the Company) as of December 31, 2010 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Coast Securities, Inc. as of December 31, 2010 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

Weaver & Martin, LLC
Kansas City, Missouri
February 18, 2011

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

NEWPORT COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current assets:		
Cash and equivalents, unrestricted	$	949,914
Cash and equivalents, restricted - clearing broker deposits		311,775
Commissions receivable		839,113
Investments at market - securities		191,233
Prepaid expenses		158,105
Contract advances, current portion		41,661
Note receivable, current portion		10,865
Due from affiliates		602
Total current assets		2,503,268
Fixed assets:		
Furniture, fixtures and equipment, net of accumulated depreciation of $119,492		38,393
Other assets:		
Contract advances		13,178
Note receivable		8,172
Deposits		8,917
Total other assets		30,267
Total assets	$	2,571,928

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current liabilities:		
Accounts payable	$	81,004
Accrued expenses		1,147,149
Deferred revenue		191,193
Accrued legal contingencies		521,750
Total current liabilities		1,941,096
Stockholders' Equity:		
Common stock, $10 par value, 1,000 shares authorized 115 shares issued and outstanding as of December 31, 2010		1,150
Additional paid in capital		1,164,314
Retained earnings		548,845
Accumulated other comprehensive loss		(1,083,477)
Total stockholders' equity		630,832
Total liabilities and stockholders' equity	$	2,571,928

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue:		
Commissions	$	9,164,142
Investment banking fees		2,306,906
Selling concessions		
Insurance		1,548,076
Mutual funds		753,899
Dividend income		43
Interest income		10,060
Managed fee accounts		311,865
Trading gains		(88,174)
Other income		294,654
Total revenue		14,301,471
Direct expenses:		
Commission expense		10,906,345
Clearing charges		519,221
Data and quote services		297,782
Filing fees		127,499
Total direct costs		11,850,847
Gross profit		2,450,624
Operating expenses		2,232,969
Net Income before provision for income tax		217,655
Provision for income tax		-
Net Income	$	217,655
Other Comprehensive income (loss):		
Unrealized loss on securities	$	(242,453)
Net Comprehensive loss	$	(24,798)

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated (Deficit)	Total Stockholders' Equity
	Share	Amount				
Balance, December 31, 2009	115	$ 1,150	$ 1,164,314	$ $ (841,024)	$ 331,190	$ 655,630
Other comprehensive income (loss)	-	-	-	(242,453)	-	(242,453)
Net Income	-	-	-	-	217,655	217,655
Balance, December 31, 2010	115	$ 1,150	$ 1,164,314	$ (1,083,477)	$ 548,845	$ 630,832

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net Income	$	217,655
Adjustments to reconcile net income to		
net cash provided (used) by operating activities:		
Depreciation		17,118
Changes in operating assets and liabilities		
Accounts receivable		(155,702)
Contract Advances		99,606
Deferred revenue		191,193
Prepaid expenses		(40,255)
Other assets		27,554
Accounts payable		(52,888)
Accrued legal reserve		174,250
Accrued expenses		433,749
Net cash provided (used) by operating activities		912,280
Cash flows from investing activities		
Purchase of fixed assets		(20,388)
Due from affiliates		(585,417)
Proceeds (purchase) of investments, net		48,342
Issuance of note receivable		(19,037)
Net cash provided (used) by investing activities		(576,500)
Net increase in cash		335,780
Cash – January 1, 2010		925,909
Cash – December 31, 2010	$	1,261,689
Supplemental disclosures:		
Interest paid	$	3,609
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2010.

NEWPORT COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 – Nature of Business

Newport Coast Securities, Inc. was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent").

Note 2 – Summary of Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments

At December 31, 2010, our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

Revenue recognition

The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Available-for-sale securities

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity.

Property and Equipment

Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective asset are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2010.

Recent issued accounting Standards

On July 1, 2009, FASB issued SFAS No. 168, "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*", also known as FASB Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles" ("ASC 105") (the Codification"). ASC 105 establishes the exclusive authoritative reference for U.S. GAAP for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification will supersede all existing non-SEC accounting and reporting standards. Management has determined that adoption of this pronouncement has no material impact on the financial statements.

The FASB issued ASC subtopic 855-10 (formerly SFAS 165 "*Subsequent Events*"), incorporating guidance on subsequent events into authoritative accounting literature and clarifying the time following the balance sheet date which management reviewed for events and transactions that may require disclosure in the financial statements. The Company adopted this standard effective the second quarter of 2009. The standard increased our disclosure by requiring disclosure reviewing subsequent events. ASC 855-10 is included in the "Subsequent Events" accounting guidance.

In April 2009, the FASB issued ASC subtopic 820-10 (formerly Staff Position No. FAS 157-4, *Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly")*. ASC 820-10 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The Company evaluated the effect of the adoption of FSP 157-4 and determined that it did not have a material impact on its results of operations and financial position.

In July 2006, the FASB issued ASC subtopic 740-10 (formerly Interpretation No. ("FIN") 48, "*Accounting for Uncertainty in Income Taxes*"). ASC 740-10 sets forth a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires an entity to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In addition, previously recognized benefits from tax positions that no longer meet the new criteria would no longer be recognized. The application of this Interpretation will be considered a change in accounting principle with the cumulative effect of the change recorded to the opening balance of retained earnings in the period of adoption. Adoption of this new standard did not have a material impact on our financial position, results of operations or cash flows.

In April 2008, the FASB issued ASC 815-40 (formerly Emerging Issues Task Force ("EITF") 07-05, "*Determining whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock*"). ASC815-40 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, and to any freestanding financial instruments that are potentially settled in an entity's own common stock. ASC 815-40 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement did not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued ASC 105 *Accounting Standards Codification* TM *and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification TM (the "Codification") has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP"). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, did not have an impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity (VIE). FASB ASC Topic 810, "Consolidation," amends the guidance governing the determination of whether an enterprise is the primary

beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. FASB ASC 810 also requires enhanced disclosures about an enterprise's involvement with a VIE. Topic 810 is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of this pronouncement did not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued Financial Accounting Standards Codification No. 860 - Transfers and Servicing. FASB ASC No. 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. FASB ASC No. 860 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of this pronouncement did not have a material impact on its financial position, results of operations or cash flows.

In November 2008, the Securities and Exchange Commission ("SEC") issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2010, the Company had net capital of $722,519 and was $622,519 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Penson Financial Services, Inc. and Wedbush Morgan Securities, Inc. Pursuant to these

agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2010, the Company maintained deposits of $250,405 and $61,370, respectively.

Note 5 – Commissions receivable

Amounts receivable from clearing organizations and others at December 31, 2010 consisted of the following:

Penson Financial Services	$ 603,979
Wedbush Morgan Securities	235,134
	$ 839,113

Note 6 – Income taxes

The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated, its parent company. As of December 31, 2010, there is a net operating loss carryforward of approximately $10,200,000 to offset any current and future income.

The provision for income taxes consists of the following:

	2010
Current tax	$ 74,000
Change in valuation allowance	(74,000)
	$ —

Reconciliation between income taxes at the statutory tax rate and the actual income tax provision for continuing operations follows:

Statutory tax rate	34%
Change in Valuation allowance	(34%)
Income tax provision	-%

Note 7 – Fair Value Measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Total
Cash	$1,261,689	-	$ 1,261,689
Accts receivable	-	839,113	839,113
Investments	-	191,233	191,233
Note receivable	-	19,037	19,037
Accts payable	-	81,004	81,004
Accrued expenses	-	1,147,149	1,147,149

Note 8 – Commitments and contingencies

On October 21, 2009, the Company entered into a long-term lease agreement commencing January 1, 2010 and ending on June 30, 2015. The annual lease payments due pursuant to this agreement are as follows:

Year Ending December 31,	Amount
2011	$ 188,820
2012	193,016
2013	199,310
2014	205,604
2015	104,900
Total	$ 891,650

As of December 31, 2010, the Company is a party to five litigation events and has accrued a legal reserve of $521,750. Management feels it is highly unlikely that any expense associated with the current litigation would exceed the amount accrued.

Note 9 – Related Party Transactions

As of December 31, 2010, the Company has an amount due from an affiliate of $602. This amount does not bear interest.

Note 10 – Stockholders' equity

As of December 31, 2010, the Company has 115 shares of its $10 par value common stock issued and outstanding. All 115 shares are owned by Rubicon Financial Incorporated. There are 1,000 shares authorized.

As of December 31, 2010, there are no outstanding options or warrants.

Note 11 – Investments at market

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity.

As of December 31, 2010, the Company held securities with an aggregate cost of $1,274,710 and a fair market value, based on published prices, of $191,233. The accumulated unrealized loss on these securities is $1,083,477 as of December 31, 2010 and is shown as accumulated other comprehensive loss on these financial statements. The unrealized loss on securities during the year ended December 31, 2010 was $242,453 and is shown as other comprehensive loss on these financial statements.

Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)
A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13 – Information relating to possession or control requirements (Rule 15c3-3)
Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14 – Subsequent events
The Company has evaluated all subsequent events through February 18, 2011, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

NEWPORT COAST SECURITIES, INC.
SCHEDULE 1 - SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2010

General and administrative expenses		
Advertising	$	6,669
Automobile expense		1,850
Bank fees		1,463
Conferences		(43,406)
Contributions		100
Dues and subscriptions		25,700
Equipment rental		2,747
Insurance		87,042
Licenses and permits		458
Meals & entertainment		5,277
Office expense		68,201
Postage and delivery		29,769
Printing and reproduction		22,788
Professional development		(9,469)
Rent		143,839
Repairs and maintenance		6,596
Telephone expense		51,606
Travel		9,862
Total general and administrative expenses		411,092
Depreciation expense		17,118
Payroll and related expenses		1,198,455
Professional fees		455,168
Outside Services		211,353
Other expenses		(60,217)
Total expenses	$	2,232,969

NEWPORT COAST SECURITIES, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES EXCHANGE COMMISSION
December 31, 2010

Net Capital:		
Total stockholders' equity	$	630,832
Additions and/or allowable credits:		
Contingent legal reserves		581,750
Deductions and/or charges:		
Non-allowable assets:		
Property, plant and equipment, net		(38,393)
Due from affiliate		(602)
Prepaid expenses and deposits		(167,022)
Note receivable		(19,037)
Contract advances		(54,839)
Net capital before haircuts on securities positions		932,689
Haircuts on securities:		
securities		91,619
undue concentrations		118,551
Total haircuts on securities		210,170
Net capital	$	722,519
Computation of Alternative Net Capital Requirement:		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	83,983
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	622,519
Excess net capital at 1000%	$	596,545
Computation of aggregate indebtedness:		
Total A.I. liabilities	$	1,259,737
Percentage of aggregate indebtedness to net capital		174.35%
Reconciliation:		
Net capital computation per Company's Computation	$	722,519
Variance:		
None		0
Net capital per audited report	$	722,519

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

NEWPORT COAST SECURITIES, INC.
SCHEDULE III – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

WEAVER & MARTIN

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Newport Coast Securities, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Newport Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC

Weaver & Martin LLC
Kansas City, Missouri
February 18, 2011

Newport Coast Securities, Inc.

Schedule of Assessment and Payments to the SIPC

For the Year Ended December 31, 2010

WEAVER & MARTIN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Newport Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC
Kansas City, Missouri
February 18, 2011

Weaver & Martin, LLC

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Newport Coast Securities, Inc.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2010

Total Revenue			
January to June 2010	6,810,780		
July to December 2010	7,357,298		
			14,168,078
Direct Expenses			
January to June 2010	2,463,708		
July to December 2010	2,540,029		
		5,003,737	
Interest Expense			
January to June 2010	42,477		
July to December 2010	85,022		
		127,499	
Total Deductions			5,131,236
SIPC Net Operating Revenues			9,036,842
General Assessment @ .0025			22,592
Total due for the year ended December 31, 2010			$ 22,592
Overpayment applied from 2009			86
July 28, 2010 payment to SIPC			10,675
February 14,2011 payment to SIPC			11,917
Total paid for the year ended December 31, 2010			$ 22,678